UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 8, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, August 8, 2018.

Messrs.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Comission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Ref.: Material fact. Dividend payment.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS”) in order to report that as per the delegation of authority conferred by the Regular and Special Shareholders’ Meeting dated April 10, 2018, in its meeting held today TGS’ Board of Directors approved the distribution of AR$ 1,220,000,000 as cash dividends for the period ended December 31, 2017, to be disposed of the Future Dividends Payment Reserve. For each AR$ 1 face value share, shareholders shall get AR$ 1.53556607082 as cash dividend. The dividend amount to be paid represents 153.556607082% of the face value of the capital stock. Cash dividends shall be available for payment as from August 22, 2018 through Caja de Valores S.A. (Argentine Central Securities Depositary), located at 25 de Mayo 362 Ciudad de Buenos Aires, Argentina, from 10 am to 3 pm. Holders of American Depositary Receipts (ADRs) shall collect dividends though Citibank, N.A., depositary bank of said receipts.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: August 8, 2018.